UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 29, 2019

(Date of earliest event reported)

CapRocq Core REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-3797711
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Allied Drive, Suite 1715

Little Rock, Arkansas 72202(Full mailing address of principal executive offices)

(501) 725-5530

(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS.

Effective as of March 29, 2019, the board of directors of CapRocq Core REIT, Inc. (the “Company”) approved the termination of the Company’s exempt offering of common stock pursuant to Regulation A promulgated under the Securities Act of 1933, as amended, and to which the offering circular dated March 17, 2017 and filed by the Company with the Securities and Exchange Commission on April 4, 2017, as thereafter amended or supplemented, relates.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPROCQ CORE REIT, INC.,
a Maryland corporation

Date: March 29, 2019	By:	/s/ Beau Blair
Beau Blair
Chief Operating Officer, Treasurer, Secretary and Director
(Principal Accounting Officer & Principal Financial Officer)